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                                                                    EXHIBIT 99.2

                        YEAR END RESULTS CONFERENCE CALL

INTRODUCTION

[GUNDOLF MORITZ]

Good morning, everyone, this is Gundolf Moritz. Thank you for joining us to discuss SAP's fourth quarter and 2001 year end results. With me here are Hasso Plattner, Henning Kagermann and Werner Brandt, and joining us from the US is Wolfgang Kemna. Before we begin the call I will make a few remarks about forward-looking statements. Werner will then go through the financials, and then Henning will talk about operational developments in the quarter and year. After that, we'll open the call for your questions.

Before we begin our discussion of the results, please note that except for certain information, matters discussed during today's call may contain forward-looking statements which are subject to various risks and

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uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the company's future financial results are discussed more fully in the company's filings with the Securities and Exchange Commission.


Now I will turn it over to Werner Brandt.

[WERNER BRANDT]

FINANCIAL REVIEW

Thank you, and good morning or good afternoon everyone. 2001 was a challenging year for the software industry and SAP improved in almost every market and product category. In the minds of customers and prospects, SAP is creating a truly unique offering, which cannot be matched in the software sector.

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FOURTH QUARTER RESULTS

As we pre-announced in the beginning of January, SAP turned in a terrific fourth quarter. Sales in the fourth quarter of 2001 were up 7% over the same time last year to E 2.32 billion. Operating income excluding stock-based compensation and TopTier acquisition related charges declined by 8% to E 613 million.
License revenues were down 2% in the fourth quarter to E 1.03 billion. Consulting revenues continued to provide strong results growing by 11% to E 572 million and training revenues increased 5% over the same period last year to E 117 million.

Europe, the Middle East and Africa (EMEA) continued to be our largest region during the quarter, with sales increasing 6% to E 1.2 billion. We continued to take advantage of our home market position in Europe with Germany as a key performer in the region, in fact, sales in Germany alone were E 453 million.
The Americas rebounded faster than expected following September 11, contributing E 864 million to total revenues, an 8%

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increase over last year. Henning will give more detail on geographic markets in a moment.

FULL YEAR PERFORMANCE

I will now turn to the full year.

Our sales for fiscal 2001 were up 17% over last year to E 7.34 billion. Operating profit before stock-based compensation and TopTier acquisition related charges was up 18% to E 1.47 billion. Net income adjusted for the TopTier acquisition costs and the Commerce One impact was E 798 million, up 26% over 2000. Respective EPS for the full year grew to E 2.54, a 26% improvement from last year.

Total product sales increased 14% to E 4.7 billion with full year license sales reaching E 2.58 billion, a 5% increase over 2000 levels. Training revenue grew by 16% to E 466 million and consulting was up 27% to E 2.08 billion.

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COST CONTROL/MARGINS

Making SAP more efficient, and thus seeing overall improvement in operating margins, is a key focus for me and the management team. We made some progress in 2001 - controlling marketing and sales costs, compensation, and general administrative expenditures - but we still have a lot of room for improvement. Looking at margins quarter to quarter, we see positive development over the year. The fourth quarter operating margin, excluding stock-based compensation and TopTier acquisition related charges, was the strongest as usual, at 26%. As a result, full year operating margin as adjusted was 20%, matching last year level. Going forward, we will still spend on Research & Development, technology, and other initiatives, but will continue to streamline the business and become more efficient over the course of 2002.

Headcount in 2002 is likely to rise at a slower rate than last year. On December 31 2001, SAP had 28,410


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employees worldwide, of which 7,491 were in our R&D department, reflecting the hiring of 1,353 new employees in that area over the year.

So, we start 2002 with confidence, coming off a great fourth quarter. Our sales force is in good shape, and this is a new year with new software initiatives at corporate customers. Customer and prospect spending is still evolving from 2001
- - confidence is building, but at a steady upward pace. Looking at last year's developments and at our pipeline, we believe that we can grow revenue by around 15% for the year. We hope, of course, for a more stable environment in 2002, with steady contributions from Europe, Asia and the US.

I want to stress that we still face a tough economic environment right now, and we believe software license sales for 2002 will be similar to the patterns we've seen in past years and last year. The first half will be more challenging than the second half, as customers start the year weighing carefully each IT decision. Margins are a


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key focus - I mentioned this already - and we expect to deliver margin growth of at least one percentage point in 2002, with the strongest margin gains linked to our strong license sales performance in the fourth quarter.

With that in mind, I'd like to turn it over to Henning.

[HENNING KAGERMANN]

Thank you, Werner.

Hello, everyone.

In 2001, SAP put it all together - new organizations and products, more focused marketing, and superior execution. For 2002, we are going to build on these strengths, and expand our lead as the only company able to provide comprehensive business infrastructure software.

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Let's talk about deals: in Asia, Europe, and the US, SAP got people back to the table in the fourth quarter and closed some great contracts. If you look across industries you see the same thing.

Let's look first at Asia, a region that has typically been challenging for software companies even before 2001: SAP had a great quarter in Asia, driven by strong demand - particularly in Japan - with interest shown throughout the region. Even with sluggish GDP growth throughout the continent, companies continued to spend on our software that more efficiently runs their business. Key contracts for the fourth quarter in the region include Samsung, CLP Power Hong Kong, and Mitsubishi Heavy Industries among others. We are giving new focus to the Asian region with a new organization to drive performance in the 10 fast growing software markets beside Japan and Australia.

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Turning to Europe, that region's performance once again paced the whole of SAP with total revenues of E 3.8 billion. Germany continued to lead the region in FY 2001, but SAP was able to further solidify its leadership position across the EMEA region with wins like Deutsche Post, EDF-GDF, Unilever, Hoffmann La Roche, and Danone. We are winning the same high percentage of deals as we've always won in the region, and we expect good things from Europe in 2002.

The big story for SAP in the fourth quarter was in the US - we have been working hard there and it started to pay off. We are not finished improving the US - focusing the organization is till a priority, and we can execute even better on top of our superior product offerings. In 2001, we changed how SAP is positioned in the US, and there is even more we expect from this market going forward. Wins in the US included Graybar Electric, Air Products, Nike and Celestica over the quarter.

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We accomplished everything we said we would with regard to our software component sales performance. In SCM, we lengthened our lead as the number one provider. In CRM, we took further ground to a quickly gaining number two.

In the fourth quarter, 23% of our license revenue, or E 232 million, can be attributed to mySAP SCM - [1 percentage point more than last quarter]. 19%, or E 196 million, came from mySAP CRM - [2 percentage points more than last quarter], and E 150, or 15% of total quarterly license revenue, came from mySAP e-Procurement and SAPMarkets together with mySAP Business Intelligence and SAP Portals. For fiscal 2001, mySAP SCM accounted for 23% of total license revenue, or E 583 million. 17% or E 445 came from mySAP CRM; and 16% of annual license revenue, came from mySAP e-Procurement/SAPMarkets and mySAP Business Intelligence/SAP Portals.

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Looking at things from a different angle, 74% of license revenues in the fourth quarter came from our installed base, and 26% from new customers. This was 68% and 32% respectively for the year overall, which is pretty much normal for SAP. These numbers reflect the reliability our installed base sees in us, while also reflecting a healthy number of new companies demonstrating SAP's continually expanding breadth.


2002 is about building on SAP's unparalleled global spread and scale, our innovative abilities, our comprehensive solutions and our reliability. With the establishment of our Global Professional Services Organization, which has started to yield results, SAP is even better positioned to ensure customer satisfaction and generate faster and better returns going forward. And this is just one of the ways SAP has refocused and retooled itself to be even more customer facing.

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Even at the SAP Board level Hasso and I are going to continue improving our coordination of the development and marketing efforts with our customer engagement organization. Right at the top, SAP will be driving innovation towards customers faster and more effectively.

On this theme, we've announced our intention that SAP Markets and SAP Portals will now be united in one organization. This makes sense. The new company will focus on rapid delivery of integration technologies and collaborative applications in heterogeneous environments. Shai Agassi will be the CEO of the new company of about 1,700 employees worldwide. By combining these two entities our customers will benefit from accelerated innovation and greater openness.

So this is how SAP is executing on its unique, market-leading strategy. For 2002, we will continue to build on these strengths, streamline our business, and drive the company forward.

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With that, operator, please open the lines for Q&A.

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